

September 6, 2024

Paul M. Rady
Chairman, President, and Chief Executive Officer
Antero Resources Corporation
1615 Wynkoop Street
Denver, CO 80202

> **Re: Antero Resources Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 25, 2024**
> **File No. 001-36120**

Dear Paul M. Rady:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 73

1.   It appears that you have included net income (loss) and comprehensive income (loss) attributable to Antero Resources Corporation in column (h) of your pay versus performance table in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is "clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure." See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

2.   We note that you have included Total Net Debt, a non-GAAP measure, as your Company-

Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must disclose how the measure is calculated from your audited financial statements. It is not clear from your disclosure on pages 44-45 how the Company-Selected Measure is calculated from your audited financial statements. Please tell us and revise future filings to explain how Total Net Debt is calculated from your audited financial statements. Note that incorporation by reference to disclosure in a separate filing, such as your earnings release, will not satisfy this disclosure requirement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham at 202-551-3783 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program